650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY APPLIED MOLECULAR TRANSPORT INC.: AMTI-001

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Applied Molecular Transport Inc.

1 Tower Place, Suite 850

South San Francisco, CA 94080

Attention: Tahir Mahmood, Ph.D.

Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

May 20, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Michael Clampitt
Jessica Livingston
Vanessa Robertson
David Burton

RE:	Applied Molecular Transport Inc.
Registration Statement on Form S-1
CIK No. 0001801777; Reg. No. 333-238464

Ladies and Gentlemen:

On behalf of our client, Applied Molecular Transport Inc. (the “Company” or “AMT”), we submit this letter in response to Comment 1 of the comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 27, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on April 10, 2020 and filed via EDGAR on May 18, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY

APPLIED MOLECULAR TRANSPORT INC.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC     WILMINGTON, DE

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Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Significant Judgments and Use of Estimates

Stock-Based Compensation Expense, page 93

1.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for an initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including the progress of the Company’s preclinical studies and clinical trials, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions, including as a result of the disruptions and volatility in the market due to the COVID-19 pandemic, and input received from BofA Securities, Inc., Jefferies LLC and SVB Leerink LLC (the “Underwriters”), including discussions that took place on May 15-18, 2020 among representatives of the Company and representatives of the Underwriters.

The Price Range does not consider any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, being sold in an acquisition transaction or failing to continue as a going-concern. As is typical for IPOs, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company; current market conditions, including the volatility, disruptions and uncertainty caused by the COVID-19 pandemic and its

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impact on the capital markets; and the current valuations of public companies at a similar stage of clinical development as the Company, taking into account the number of programs of those companies as compared to the Company. Prior to May 15, 2020, the Underwriters had not provided the Company with a specific estimated price range.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. The actual price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Equity Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options, to its employees, directors and other service providers.

The Company measures stock-based awards granted to employees, directors and other service providers based on their estimated fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s board of directors (the “Board”), with input from management, determined the estimated fair value per share of the Company’s common stock for financial reporting purposes to be as follows:

Valuation Date	Date of Underlying Valuation Report	Estimated Fair Value Per Share of Common Stock	Valuation Method
September 12, 2018	October 16, 2018	$ 2.38	OPM
December 31, 2018	February 7, 2020	$ 2.43	OPM
March 31, 2019	February 7, 2020	$ 2.46	OPM
June 30, 2019	February 7, 2020	$ 2.50	OPM
September 30, 2019	December 19, 2019	$ 4.62	PWERM
December 31, 2019	February 14, 2020	$ 6.14	PWERM
March 31, 2020	May 13, 2020	$ 4.61	PWERM

In connection with the preparation of the Registration Statement, management prepared the Company’s financial statements in 2020 for the annual audit of each of the years ended December 31, 2018 and 2019, and for the unaudited results for the quarter ended March 31, 2020. As noted in the table above, the Company obtained valuation reports, and the Company used such valuations for determining the valuation of each share of common stock, for the December 31, 2018, March 31, 2019 and June 30, 2019 valuation dates on February 7, 2020. As a result, the valuations for these valuation dates were determined for financial reporting purposes with the benefit of hindsight, which ranged from seven to thirteen months. Each of the other valuation determinations was completed on a more contemporaneous basis, within one to three months’ time.

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These estimated fair values per share of common stock were determined after considering valuation reports from an independent third-party valuation firm as well as other objective and subjective factors as appropriate, including the progress of the Company’s preclinical studies and clinical trials; the Company’s stage of development and programs; the Company’s cash burn and cash balances; the value of public companies with similar profiles to the Company; the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock; the need for and market related to additional private financings, such as preferred stock financings; the likelihood of achieving a liquidity event, including an IPO; and the other factors described below. A discussion of each valuation and equity grant since January 1, 2019, along with a comparison of the estimated fair value of the Company’s common stock to the Midpoint Price is set forth below.

The following table sets forth all equity awards made by the Company since January 1, 2019 to the present:

Grant date	Type of award	Number of shares	Exercise price of options per share		Estimated fair value of common stock per share on grant date (utilized for ASC 718 calculation)
March 26, 2019	Options	531,016	$2.38			$2.43
April 26, 2019	Options	210,672	$2.38			$2.43
May 30, 2019	Options	20,000	$2.38			$2.46
July 3, 2019	Options	12,000	$2.38			$2.50
March 6, 2020*	Options	1,126,066	$4.61	*		$6.14
March 30, 2020*	Options	862,611	$4.61	*		$6.14
May 14, 2020	Options	167,500	$4.61		$	TBD

* See the discussion below for additional details on the repricing of the March 6, 2020 and March 30, 2020 grants in which the exercise price for all of these grants was repriced by the Company from $6.14 to $4.61 effective May 14, 2020 and as disclosed in the Registration Statement.

March 26, 2019, April 26, 2019, May 30, 2019 and July 3, 2019 Grants

The following section discusses the underlying valuations and analysis applicable to the March 26, 2019, April 26, 2019, May 30, 2019 and July 3, 2019 stock option grants.

September 12, 2018 Valuation. In preparing the September 12, 2018 valuation (based on a report issued on October 16, 2018), the Company determined its enterprise value using the option pricing method (“OPM”) “back solve” method. The resulting estimated fair value of the Company’s common stock was $2.38 per share on a non-marketable, minority basis.

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In an OPM framework, the “back solve” method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, risk-free rate and volatility and then solving for the value of such equity such that the value for the most recent financing equal the amount paid. The method was selected as it was concluded that the Company’s recent round of Series B preferred stock financing was a reasonable indication of value as it was considered to be an arm’s length transaction negotiated by sophisticated investors and the financing terms were fairly negotiated and reasonably reflected the expected economics for the Company going forward. In September 2018 and October 2018, the Company issued and sold an aggregate of 3,992,919 shares of Series B convertible preferred stock at a purchase price of $7.77 per share for aggregate gross proceeds of approximately $31.0 million.

The Series B convertible preferred stock per share price of $7.77 was then “back solved” to the capitalization of the Company to arrive at the per share fair market value of the Company’s common stock using the Black-Scholes method as described in the Registration Statement. For the September 12, 2018 valuation, the Company used:

•	an implied equity value of approximately $[*];

•	a probability-weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or merger and acquisition (“M&A”) event;

•

a risk-free interest rate of 2.74% based on the yield of 2.0-year U.S. Treasury bonds as of September 12, 2018, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 70.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

A discount for lack of marketability (“DLOM”) of 50.0% was then applied to account for the lack of an active trading market in the Company’s securities.

December 31, 2018 Valuation. The Company determined a December 31, 2018 valuation (based on a report issued on February 7, 2020) based on the valuation determinations as of September 12, 2018 and June 30, 2019 (as discussed below). The Company used an interpolation method, assuming a straight-line linear movement in value, for this December 31, 2018 valuation between the September 12, 2018 and June 30, 2019 valuations. The resulting estimated fair value of the Company’s common stock was $2.43 per share as of December 31, 2018 on a non-marketable, minority basis.

March 31, 2019 Valuation. The Company determined a March 31, 2019 valuation (based on a report issued on February 7, 2020) based on the valuation determinations as of the September 12, 2018 and

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June 30, 2019 (as discussed below). The Company used an interpolation method, assuming a straight-line linear movement in value, for March 31, 2019 valuation between the September 12, 2018 and June 30, 2019 valuations. The resulting estimated fair value of the Company’s common stock was $2.46 per share as of March 31, 2019 on a non-marketable, minority basis.

June 30, 2019 Valuation. In preparing the June 30, 2019 valuation (based on a report issued in February 7, 2020), the Company used the OPM. The resulting estimated fair value of the Company’s common stock was $2.50 per share on a non-marketable, minority basis. The key drivers in the increased price included the continued growth of the Company and the positive overall growth and performance of the economy.

The Company determined the enterprise value of the Company by relying on the equity value as of September 12, 2018 and determining the increase in Company value through June 30, 2019. The Company estimated the increase in the Company equity value from September 12, 2018 through June 30, 2019 primarily based on the movement in supporting market indications, specifically relevant biotechnology, healthcare and pharmaceutical indices and the Company’s prospects given the Company’s development plan and R&D expenditures from that period.

To calculate the estimated fair market value of the Company’s common stock, the Black Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the June 30, 2019 valuation, the Company used:

•	an implied equity value of approximately $[*];

•	a probability-weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or M&A event;

•	a risk-free interest rate of 1.75% based on the yield of 2.0-year U.S. Treasury bonds as of June 30, 2019, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 70.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

A DLOM of 50.0% was then applied to account for the lack of an active trading market in the Company’s securities.

Analysis of March 26, 2019, April 26, 2019, May 30, 2019 and July 3, 2019 Grants. At March 26, 2019, April 26, 2019, May 30, 2019 and July 3, 2019, the Board determined that the estimated fair value of the Company’s common stock was $2.38 per share in consideration of the valuation analysis as of September 12, 2018 and other objective and subjective factors as appropriate, including: the timing of the initiation and the results of the Company’s ongoing and planned future clinical trials; uncertainty as to when the Company would initiate or complete an IPO or M&A event, if at all; and the overall health of the economy and biotechnology sectors in general, but offset by considerations related to increased volatility and recent performance of public healthcare stocks relative to the broader market (due to, among other

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things, recent U.S. political discourse surrounding Medicare, and the U.S. government shutdown and budget sequestration during the end of 2018 and early 2019 and the impact of such shutdown, and prospect of a future shutdown given the U.S. political environment, on the Company’s ability to progress its product candidates through regulatory approval with the FDA). Based on these considerations, the Board concluded that no significant internal or external value-affecting events had taken place between the September 12, 2018 valuation date and each of March 26, 2019, April 26, 2019, May 30, 2019 and July 3, 2019 that were not already reflected in the September 12, 2018 valuation.

In the course of preparing the Company’s financial statements for the IPO, the Company reassessed the fair value of option grants that were granted during the year ended December 31, 2019 for financial accounting purposes by utilizing the December 31, 2018, March 31, 2019 and June 30, 2019 valuations described above, which were completed in February 2020. As a result of this analysis for financial reporting purposes, the Company recorded additional stock-based compensation charges based upon the straight-line interpolation of fair values from September 12, 2018 to July 3, 2019 (based on the December 31, 2018, March 31, 2019 and June 30, 2019 valuations described above). The Company believes the use of the straight line interpolation between such dates is an appropriate methodology by which to determine the fair value per share for financial accounting purposes due to the growth of the Company and because the Company did not identify any single event or series of events that occurred during the period that would have caused a material change in fair value.

September 30, 2019 Valuation

The Company prepared a September 30, 2019 valuation (based on a report issued on December 19, 2019), which resulted in a valuation of $4.62 per share of common stock. However, since the Company did not make any stock option grants between July 3, 2019 and March 6, 2020, the Company did not use the September 30, 2019 valuation for the issuance of any stock option grants.

In preparing the September 30, 2019 valuation, the Company determined the enterprise value of the Company using the probability-weighted expected return method (“PWERM”), which is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class as described in the Registration Statement. PWERM was determined to be the appropriate method due to the Company’s ability to estimate potential exit events and associated probabilities. The resulting estimated fair value of the Company’s common stock was $4.62 per share on a non-marketable, minority basis. The key drivers in the increased price included the following:

•	continued growth and clinical development of the Company and its product candidates;

•	the early commencement of strategizing for an IPO; and

•	continued positive overall growth and performance of the economy and strong U.S. equity markets, particularly in the biotechnology sectors.

In this valuation, the PWERM was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario. The non-IPO scenario was assigned a weight of 75% and the IPO scenario was assigned a weight of 25%.

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The non-IPO scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and a Company-determined enterprise value of the Company calculated using the Series C convertible preferred stock financing round. To calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the September 30, 2019 non-IPO scenario, the Company used:

•	an implied equity value of approximately $[*];

•	a probability-weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or M&A event;

•

a risk-free interest rate of 1.63% based on the yield of 2.0-year U.S. Treasury bonds as of September 30, 2019, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 75.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

PWERM was applied in the IPO scenario by reviewing information provided by management and indications of recently priced IPOs in the life sciences/biotechnology industry. The IPO scenario assumed that the Company would complete an IPO in April 2020, which represented management’s best estimate of the possible time to complete the IPO. The Company’s equity value was determined based on management’s expectations regarding the Company’s stage of development at the time of IPO and market data of comparable biotechnology public companies. These exit values were allocated using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO in order to maximize their financial return, with the convertible preferred stock forfeiting its liquidation preference as a result of such conversion. The resulting values were then discounted back to present value and weighted against the Company’s recent Series C convertible preferred stock financing. In September 2019 (and October 2019), the Company issued and sold an aggregate of 4,816,160 shares of Series C convertible preferred stock at a purchase price of $8.71 per share for aggregate gross proceeds of approximately $41.9 million.

A DLOM of 17.5% was applied to the IPO scenario, and a DLOM of 35.0% was applied to the non-IPO scenario. The DLOM for the IPO scenario was chosen to account for the standard 180 lockup period before securityholders can sell their shares following an IPO. The DLOMs used for both scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

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March 6, 2020 and March 30, 2020 Grants without Giving Effect to the Repricing

The following section discusses the underlying valuations and analysis applicable to the March 6, 2020 and March 30, 2020 stock option grants without giving effect to the repricing discussed below.

December 31, 2019 Valuation. In preparing the December 31, 2019 valuation (based on a report issued on February 14, 2020), the Company determined the enterprise value of the Company using the PWERM. PWERM was determined to be the appropriate method due to the Company’s ability to estimate potential exit events and associated probabilities. The resulting estimated fair value of the Company’s common stock was $6.14 per share on a non-marketable, minority basis. The key drivers in the increased price included the following:

•	continued growth and clinical development of the Company and its product candidates;

•	the early strategizing for an IPO; and

•	continued positive overall growth and performance of the economy and strong U.S. equity markets, particularly in the biotechnology sectors.

In this valuation, the PWERM was used to address two probability-weighted scenarios: a non-IPO scenario and an IPO scenario. The non-IPO scenario was assigned a weight of 65% and the IPO scenario was assigned a weight of 35%.

The non-IPO scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and a Company-determined enterprise value of the Company calculated as an increase in Company value through December 31, 2019. The Company estimated the increase in the Company equity value from September 30, 2019 through December 31, 2019 including the movement in supporting market indications, specifically relevant biotechnology, healthcare and pharmaceutical indices and the Company’s prospects given the Company’s development plan and R&D expenditures from that period. To calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the December 31, 2019 non-IPO scenario, the Company used:

•	an implied equity value of approximately $[*];

•	a probability-weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or M&A event;

•

a risk-free interest rate of 1.58% based on the yield of 2.0-year U.S. Treasury bonds as of December 31, 2019, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 75.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

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PWERM was applied in the IPO scenario by reviewing information provided by management and the valuations of comparable biotechnology public companies. The IPO scenario assumed that the Company would complete an IPO on April 30, 2020, which represented management’s best estimate of the possible time to complete the IPO. A selection near the median of comparable companies was selected to represent the Company’s equity value in the event of an IPO exit. These exit values were allocated using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO in order to maximize their financial return, with the convertible preferred stock forfeiting its liquidation preference as a result of such conversion. The resulting values were then discounted back to present value and weighted against the Company’s recent Series C convertible preferred stock financing. In September 2019 and October 2019, the Company issued and sold an aggregate of 4,816,160 shares of Series C convertible preferred stock at a purchase price of $8.71 per share for aggregate gross proceeds of approximately $41.9 million.

A DLOM of 12.5% was applied to the IPO scenario, and a DLOM of 35.0% was applied to the non-IPO scenario. The DLOM for the IPO scenario was chosen to account for the standard 180 lockup period before securityholders can sell their shares following an IPO. The DLOMs used for both scenarios reflected the Company’s then-current estimates of the time to a liquidity event.

March 6, 2020 and March 30, 2020 Grants without Giving Effect to the Repricing. At March 6, 2020 and March 30, 2020, the Board determined that the estimated fair value of the Company’s common stock was $6.14 per share in consideration of the valuation analysis as of December 31, 2019, and other objective and subjective factors as appropriate, including the fact that the Company had commenced working on its IPO, with the initial confidential submission of the Registration Statement made on February 14, 2020, the continued positive trajectory of the Company’s research programs and clinical trials, especially for the Company’s lead product candidate, AMT-101, and the continued health of the economy and U.S. capital markets. The Company considered the growing volatility in the capital markets and the potential impacts of the COVID-19 pandemic, but at the time of the March 6, 2020 grants, California, in which the Company operates, was not yet under the shelter-in-place orders. While California had put in place its initial shelter-in-place orders prior to the March 30, 2020 grants, the orders were relatively new and there was still a lot of uncertainty about coverage, duration and the general impact those orders would have, particularly on companies in the biotechnology space, at the time of those grants. As a result of these considerations, among others, the Board concluded that no significant internal or external value-affecting events had taken place between the December 31, 2019 valuation date and March 6, 2020 and March 30, 2020 that were not already reflected in the December 31, 2019 valuation.

March 6, 2020 and March 30, 2020 Grants after Giving Effect to the Repricing and May 14, 2020 Grants

The following section discusses the underlying valuations and analysis applicable to the March 6, 2020 and March 30, 2020 stock option grants after giving effect to the repricing and to the May 14, 2020 grants.

March 31, 2020 Valuation. In preparing the March 31, 2020 valuation, the Company continued to determine the enterprise value of the Company using the PWERM. PWERM was determined to be the appropriate method due to the Company’s ability to estimate potential exit events and associated

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probabilities. The resulting estimated fair value of the Company’s common stock was $4.61 per share on a non-marketable, minority basis. The key drivers in the decreased price from the December 31, 2019 valuation included the following:

•	the COVID-19 outbreak and resulting global pandemic and its future impact and potential to trigger a global recession;

•

the specific impact of the COVID-19 outbreak and resulting global pandemic on the Company, particularly as the state and local shelter-in-place orders were being implemented on the Company given the Company is based in San Mateo County in California, and the potential impact on the Company’s ongoing and future clinical trials and other operations in all affected geographies; and

•

the volatility in the IPO market and capital market downturn during this period primarily as a result of the COVID-19 outbreak and resulting global pandemic and potential to trigger a global recession which directly threatened the Company’s IPO plans.

In this valuation, the PWERM method was used to address three probability-weighted scenarios: an IPO occurring in June 2020 scenario; an IPO occurring in June 2021 scenario; and a non-IPO scenario. The non-IPO scenario was assigned a weight of 55%, the IPO occurring in June 2021 was assigned a weight of 35% and the IPO occurring in June 2020 scenario was assigned a weight of 10%.

The non-IPO scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and the Company determined the enterprise value of the Company, by relying on the equity value as of September 30, 2019 (the initial Series C convertible preferred stock financing date) and estimated a modest increase in Company value through March 31, 2020, but a slight decrease from the December 31, 2020 due to the COVID-19 impact discussed above. To calculate the estimated fair market value of the Company’s common stock, the Black-Scholes method was used, requiring a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate and volatility. For the December 31, 2019 non-IPO scenario, the Company used:

•	an implied equity value of approximately $[*];

•	a probability-weighted time to exit of 2.0 years after accounting for the Company’s approximation of the time it would take the Company to reach an IPO or M&A event;

•

a risk-free interest rate of 0.23% based on the yield of 2.0 year U.S. Treasury bonds as of December 31, 2019, a maturity which closely approximated the forecasted liquidity horizon of the Company; and

•	an estimate for expected volatility of 80.0% based on an analysis of the historical volatility of guideline public companies and factors specific to the Company.

PWERM was applied in the IPO-occurring-in-June-2021 scenario. The Company’s equity value was based on information provided by management, including its assessment that the Company would need

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additional funding in the event the IPO timeline extended to June 2021 as also illustrated by the going-concern risk to the Company referenced in the Registration Statement. These exit values were allocated using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO in order to maximize their financial return, with the convertible preferred stock forfeiting its liquidation preference as a result of such conversion. The resulting values were then discounted back to present value.

PWERM was also applied in the IPO-occurring-in-2020 scenario by reviewing the valuations of comparable biotechnology public companies. The Company’s equity value was based on information provided by management and decreased due to the market downturn related to COVID-19 in the latter part of the first quarter and significant uncertainty in the market. These exit values were allocated using the Company’s fully diluted shares under the assumption that all capital stock would convert into common stock at the IPO in order to maximize their financial return, with the convertible preferred stock forfeiting its liquidation preference as a result of such conversion. The resulting values were then discounted back to present value.

A DLOM of 35.0% was applied to the non-IPO scenario, a DLOM of 27.5% was applied to the IPO-occurring-in-June-2021 scenario and a DLOM of 12.5% was applied to the IPO-occurring-in-June-2020 scenario. The DLOMs used for each scenario reflected the Company’s then-current estimates of the time to a liquidity event.

March 6, 2020 and March 30, 2020 Grants after Giving Effect to the Repricing. On May 14, 2020, the Board approved the common stock option repricing whereby options that were granted at an exercise price of $6.14 on March 6, 2020 and March 30, 2020 were repriced on a one-for-one basis to $4.61 per share, which the Board determined represented the fair value of the Company’s common stock as of the date of the repricing as discussed in more detail below. Given the proximity in time from the original grants to the subsequent grants that reflected the uncertainty in the Company’s prospects and the overall macroeconomic uncertainty due to the COVID-19 pandemic, the Board determined to implement the repricing of these options. The March 6, 2020 and March 30, 2020 options did not have any other modifications to their terms.

Management of the Company will determine the appropriate accounting for the compensation expense for the repriced options in accordance with ASC 718 given the change in the compensation expense associated with the repriced options as of the date of the repricing on May 14, 2020 compared to the compensation expense that the Company recognized in connection with the original grant of such options in March 2020. Under the guidance in ASC 718, additional incremental expense is recognized in connection with a modification, such as repricing, and is allocated between vested (requisite service provided) and unvested (requisite service expected to be provided) portions of the original award. The vested portion of the incremental expense is recognized immediately per ASC 718-20-55-94 to 96 and the unvested portion of the incremental expense is amortized over the remaining vesting period of the original award per ASC 718-20-55-98 to 101.

May 14, 2020 Grants. At May 13, 2020, the Board determined that the estimated fair value of the Company’s common stock was $4.61 per share in consideration of the valuation analysis as of March 31, 2020, and other objective and subjective factors as appropriate, including the COVID-19 outbreak and resulting pandemic and the impact and uncertainty that it has created in the markets and global economy and the impact COVID-19 could have on the Company, including continuing government-imposed shelter-

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in-place orders that limit the Company’s resources and employees access to its facilities, diversion of healthcare resources away from the conduct of clinical trials and interruption of clinical trial activities. In particular, in addition to the factors described above under the March 31, 2020 valuation considerations, the Board considered the dearth in IPOs that were occurring as a result of the impacts of the COVID-19 pandemic. A handful of biotechnology companies were able to complete their IPOs in April and May 2020 using remote and virtual, often condensed, roadshows, but overall IPO market activity for new issues was significantly down compared to prior periods and the capital markets were exhibiting volatility related to the uncertainty of the COVID-19 pandemic. As a result of these considerations, the Board concluded that no significant internal or external value-affecting events had taken place between the March 31, 2020 valuation date and May 14, 2020 that were not already reflected in the March 31, 2020 valuation.

The Company has not granted any other equity awards since May 14, 2020.

Comparison of the May 14, 2020 Grant Price and the Midpoint Price. As is typical in an IPO, the Price Range was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent IPOs for clinical-stage biotechnology companies;

•	the general condition of the equity markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable biotechnology companies;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the May 14, 2020 grant price and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•

Favorable feedback from potential investors following the “testing the waters” meetings that occurred in April and May 2020, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback suggests that the market would be receptive to the Company’s IPO despite the Company’s early stage status of the Company’s product candidates and the risks of any impact of the COVID-19 pandemic on the Company generally.

•

Despite the uncertainty and volatility of the COVID-19 pandemic on the IPO market in particular and capital markets in general, the Company identifying a targeted launch date for the IPO using the remote and virtual communications that are required in the shelter-in-place environment given that the traditional in-person roadshow trips are not available

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at this time, and the Board approving on May 18, 2020 the public filing of the Registration Statement in support of the targeted launch date.

•

The Company’s expectations related to its planned Phase 1 and Phase 2 clinical trials in the near term (including the May 2020 FDA clearance of the Company’s Investigational New Drug application for AMT-101 for the treatment of patients with moderate to severely active ulcerative colitis which allows the Company to proceed with initiating the proposed Phase 2a clinical trial), all as fully described in the Registration Statement.

•

The valuations of comparable companies that completed or launched IPOs in 2019 and 2020 to date as well as such companies’ performance in the months following their IPOs, which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e. reflecting step-up multiples in the IPO.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity markets, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates. Without the IPO occurring by the second or third quarter of 2020, the Company would need to raise more capital, as evidenced by the going-concern risk for the Company as described in the Registration Statement.

Valuation Methodology-Specific Factors

•

The methodology for determining the March 31, 2020 valuation price that supported the May 14, 2020 grant price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock.

•

The valuation report used in determining the March 31, 2020 valuation price that supported the May 14, 2020 $4.61 per share grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance

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in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

The inclusion of other factors by the Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company. In other words, these considerations reiterate the point that the Midpoint Price assumes the IPO happens successfully in the second quarter of 2020.

•

The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the May 14, 2020 $4.61 per share grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and were subject to a DLOM as indicated above.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (the May 14, 2020 grant price), the latest valuation (the $4.61 valuation price) and the prior valuations are reasonable in light of all of the considerations outlined above. Management will continue to analyze the appropriate accounting for the compensation expense for the repriced options and the May 14, 2020 grants in accordance with ASC 718 in consideration of the IPO and will properly account for stock-based compensation expense in alignment with such guidance in its financial statements to be prepared for the quarter ended June 30, 2020. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

* * *

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 493-9300 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Coke Michael Coke

cc:	Tahir Mahmood, Ph.D., Applied Molecular Transport Inc.

John Burwise, Deloitte & Touche LLP

Angela Vanscoy, Deloitte & Touche LLP

Kristin VanderPas, Cooley LLP

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

CONFIDENTIAL TREATMENT REQUESTED BY

APPLIED MOLECULAR TRANSPORT INC.